UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

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Commission File Number: 001-50984

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eLong, Inc.

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(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building
10 Middle Jiuxianqiao Road
Chaoyang District
Beijing 10015, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Recent Changes to the Composition of the Registrant’s Board of Directors

On May 22, 2015, Messrs. Thomas Gurnee, Fernando Gil de Bernabé and Michael Scown (the “Resigning Directors”), who served as independent members of the board of directors (the “Board”) and served on the audit committee of the Board of the registrant, resigned from their positions on the Board, including their positions on the audit committee, effective upon the submission of their resignations, which followed the completion of the sale by Expedia, Inc. of all of its shares in the equity capital of the registrant, as announced by the registrant on May 22, 2015. After the departure of the Resigning Directors, the size of the Board was reduced to six directors.

Ms. May Wu and Mr. Shengli Wang, who were appointed to the Board effective upon the completion of Expedia, Inc.’s sale of its shares in the registrant, were appointed by the Board to serve on the audit committee of the Board.

Notice and Circular of Extraordinary General Meeting

The registrant has called an extraordinary general meeting of its shareholders, to be held on June 22, 2015. A notice to shareholders and a circular containing details of matters to be considered at the extraordinary general meeting will be made available to the shareholders of the registrant. Copies of the notice and circular are attached as Exhibit 99.1 to this report. The registrant’s shareholders are encouraged to read the information contained in the notice and circular before casting their votes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG, INC.

By	:	/s/ Guangfu Cui
Name	:	Guangfu Cui
Title	:	Chief Executive Officer

Date: May 27, 2015

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and circular related to extraordinary general meeting of shareholders